LANXESS
Energizing Chemistry

LANXESS

Aktiengesellschaft

D-51369 Leverkusen

WKN 547040
ISIN 0005470405

LANXESS
Energizing Chemistry

STOCKHOLDERS' MEETING

Agenda

This is to give Notice of our Annual Stockholders' Meeting to be held on Wednesday, May 31, 2006, at 10:00 a.m. at the Congress Hall (hall 8), Messe Düsseldorf, Stockumer Höfe, 40474 Düsseldorf.

Agenda

1. **Submission of the approved financial statements for the year ended December 31, 2005 and management report for the Company as well as the report of the Supervisory Board for the 2005 fiscal year; submission of the approved consolidated financial statements for the year ended December 31, 2005 and group management report for the 2005 fiscal year**

2. **Ratification of the actions of members of the Board of Management**
   The Board of Management and the Supervisory Board propose that approval be given to the actions of the members of the Board of Management in office during the 2005 fiscal year with respect to that year.

3. **Ratification of the actions of members of the Supervisory Board**
   The Board of Management and the Supervisory Board propose that approval be given to the actions of the members of the Supervisory Board in office during the 2005 fiscal year with respect to that year.

4. **Appointment of auditor**
   The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, Cologne office, be appointed as the auditors for the 2006 fiscal year.

5. **Restriction of the stockholders' right to put questions or speak during the Stockholders' Meeting, and resulting amendment of Art. 16 (Conduct of the Stockholders' Meeting) of the Articles of Association**
   Following the entry into effect of the German law on corporate integrity and modernization of the right of contestation (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts – UMAG), Section 131 paragraph 2 of the German Stock Corporation Act (Aktiengesetz, hereinafter "AktG"), as amended, provides that the Articles of Association may authorize the Chairman of the Stockholders' Meeting to reasonably restrict, in terms of time, the right of stockholders to put questions and speak. It is intended to make use of this authorization.
   The Board of Management and the Supervisory Board therefore propose that the following resolution be adopted:
   The following new paragraph 4 is to be inserted into Art. 16 of the Articles of Association (Conduct of the Stockholders' Meeting):

"The chairman may reasonably restrict, in terms of time, the right of stockholders to put questions and speak; specifically, he may, at the beginning or in the course of the Stockholders' Meeting, where appropriate, limit the time for questions or speeches of individual stockholders or all stockholders on individual or all items on the agenda, and, where permitted by law for the orderly conduct of the Stockholders' Meeting, order the end of the debate."

6. **Amendment of Art. 12 (Remuneration of the Supervisory Board) of the Articles of Association**
   In accordance with recommendation 5.4.7 paragraph 2 of the Corporate Governance Codex, the Supervisory Board is to receive a performance-related variable compensation in addition to the fixed compensation paid in the past.
   The Board of Management and the Supervisory Board therefore propose that the following amendment of the Articles of Association be adopted:

a) Art. 12 of the Articles of Association (Remuneration of the Supervisory Board) shall be reworded as follows:

"Article 12
Remuneration of the Supervisory Board

(1) Each member of the Supervisory Board shall be remunerated for its services. The remuneration consists of fixed and performance-related components.

(2) Each member of the Supervisory Board shall receive an annual fixed compensation of EUR 30,000 (the "fixed compensation"). The Chairman shall receive three times, and the Vice-Chairman one-and-a-half times, the amount of the fixed compensation. Members of the Supervisory Board who belong to a committee will receive an additional amount of one-quarter of the fixed compensation. Members of the Supervisory Board who chair a committee will receive a further additional amount of one-quarter of the fixed compensation. The committee required under Section 27 paragraph 3 of the German co-determination act (Mitbestimmungsgesetz – MitbestG) is not deemed a committee for the purpose of this paragraph. In total, a member of the Supervisory Board shall receive no more than three times the amount of the fixed compensation under the above provisions. The fixed compensation shall be payable four weeks after the end of the fiscal year. The fixed compensation of members of the Supervisory Board who have sat on the Board or a committee, or who have chaired a committee, only for part of the year, shall be lowered pro rata temporis.

(3) In addition, each member of the Supervisory Board shall also receive compensation that is based on the long-term performance of the Company (the "variable compensation"), the amount of which depends on how the Company's share price performs compared to the Dow Jones STOXX 600 Chemicals℠ Index (the "Index") for the duration of the ordinary mandate of a member of the Supervisory Board specified in Art. 8 paragraph 2 (the "period under review"). If the Company's share price performs at the same level as or worse than the Index, the Supervisory Board members shall receive no variable compensation. In case of a positive deviation of the performance of the Company's share price compared to the performance of the Index in the period under review of up to and including 10 percentage points, the Supervisory Board members shall receive EUR 50,000. In case of a positive deviation of more than 10 percentage points up to and including 20 percentage points, the Supervisory Board members shall receive EUR 100,000, and in case of a positive deviation exceeding 20 percentage points EUR 150,000. The resulting amount shall be paid only once for the period under review and is due four weeks after the end of the period under review.

The comparison shall be based on the average of the closing values of the Index and the volume-weighted average of the Company's share prices in the closing auction of the Xetra trade at the Frankfurt Stock Exchange during the 90 trading days preceding the Annual Stockholders' Meeting, at which the stockholder representatives on the Company's Supervisory Board were elected. These values shall be compared to the average of the closing values of the Index and the volume-weighted average of the Company's share prices in the closing auction of the Xetra trade at the Frankfurt Stock Exchange during the 90 trading days preceding the Annual Stockholders' Meeting, at the end of which the mandate of the Supervisory Board members expires in accordance with Art. 8 paragraph 2.

If a person is not a member of the Supervisory Board for the entire period under review, his/her variable compensation shall be reduced pro rata temporis. Even if the mandate begins after the beginning of the period under review or ends prior to the end of the period under review, the variable compensation shall be calculated based on the average of the closing values of the Index and the volume-weighted average of the Company's share prices, which would have to be used if the mandate had been in effect for the entire period under review. The variable compensation for a member of the Supervisory Board who became a member after the beginning of the period under review or who left prior to its end, shall be limited to a maximum amount of EUR 30,000 for the year. Should the Dow Jones STOXX 600 Chemicals ℠ Index cease to be

available, the share index that most closely matches the Dow Jones STOXX 600 Chemicals SM Index in its composition (the "Successor Index") shall be used in its place for the entire period under review. If the Successor Index did not exist in the 90 trading days prior to the period under review, the Successor Index shall be calculated fictitiously for such period, based on its original composition.
The period under review shall begin for the first time with the closing of the Annual Stockholders' Meeting of June 16, 2005.

(4) Each member of the Supervisory Board and its committees shall receive an attendance allowance of EUR 500 for each Supervisory Board meeting or committee meeting which he or she attends. The committee required under Section 27 paragraph 3 of the German co-determination act (Mitbestimmungsgesetz – MitbestG) is not deemed a committee for the purpose of this paragraph (4). The attendance allowances, to which a Supervisory Board member is entitled for a fiscal year, are due together with the fixed remuneration payable for the fiscal year.

(5) All compensation set forth in paragraphs (2) to (4) are subject to the addition of sales tax in the amount owed by law by the Supervisory Board members.

(6) The Company shall reimburse the members of the Supervisory Board for any out-of-pocket expenses incurred in connection with the exercise of their office, including any sales tax accrued on such reimbursement.

(7) The Company may take out liability insurance for the benefit of the members of the Supervisory Board to cover any legal liability arising from their activity on the Supervisory Board.

b) The above amendments to the Articles of Association shall be effective as of January 1, 2006.

7. Resolution on an authorization to purchase own shares in accordance with Section 71 para. 1 no. 8 AktG

The Annual Stockholders' Meeting of December 21, 2004 has authorized the Company in accordance with Section 71 paragraph 1 no. 8 AktG to acquire and utilize own shares in an amount of up to 10% of its capital stock. This authorization, which is set to expire on June 19, 2006, is to be replaced by a new authorization.
The Board of Management and the Supervisory Board propose that the following resolution be adopted:

a) The Board of Management shall be authorized to repurchase own shares in an amount of up to 10% of the Company's capi-

tal stock until November 30, 2007. This authorization is granted subject to the proviso that the shares to be repurchased based on this authorization together with other shares of the Company, which the Company has already acquired, still owns, or which are attributable to the Company pursuant to Sections 71d and 71e AktG, may, at no time, make up more than 10% of the Company's capital stock. The shares must be purchased via the stock exchange. The purchase price paid by the Company (not including any ancillary acquisition expenses) may not be more than 10% higher or lower than the price of Company shares determined by the opening auction on the trading day in Xetra trade (or a comparable successor system) at the Frankfurt/Main Stock Exchange. The existing authorization to repurchase Company shares of December 21, 2004 will become invalid when the new authorization comes into force, to the extent that it has not been exercised by then.

b) The authorization to repurchase and utilize Company shares may be exercised in total or in several partial quantities, once or several times. The authorization may be exercised for any purpose permitted by law, in particular in pursuit of one or several of the objectives listed in clauses c), d) and e) below. If the shares are used for one or more of the purposes set forth in clauses c) or d) below, the subscription right of the stockholders shall be precluded.

c) The Board of Management shall be authorized to sell the Company shares acquired based on the aforesaid authorization or earlier authorizations pursuant to Section 71 para. 1 no. 8 AktG in other ways than via the stock exchange or through an offer to all stockholders, provided that the shares are sold for cash and at a price that does not fall short substantially, and under no circumstances by more than 5%, of the market value of the Company shares at the time of the sale. The pertinent market value for the purpose of this provision shall be the arithmetic mean of the Company share prices established by the closing auctions in Xetra trade (or a comparable successor system) at the Frankfurt Stock Exchange on the last five trading days prior to such sale. In total, the shares sold based on this authorization may not exceed ten percent of the capital stock, neither at the time this authorization becomes effective nor at the time it is exercised. The upper limit of 10% of the capital stock shall be reduced by the prorated amount of the capital stock attributable to those shares issued during the period of effectiveness of this authorization in connection with a capital increase in exclusion of the subscription right in accordance with Section 186 paragraph 3 clause 4 AktG.

d) The Board of Management shall be authorized to transfer the Company shares acquired based on the aforesaid authorization or earlier authorizations pursuant to Section 71 paragraph 1 no. 8 AktG to third parties against consideration in kind, provided that this is done for the purpose of acquiring companies, company divisions or interests in companies, or in order to conclude a merger.

e) The Board of Management shall be authorized to recall Company shares acquired based on the aforesaid authorization or earlier authorizations pursuant to Section 71 paragraph 1 no. 8 AktG on the basis of the above authorization without any further resolution by the Annual Stockholders' Meeting. Such recall may be restricted to only part of the acquired shares. The authorization to recall shares may be exercised more than once. A recall will automatically result in a capital reduction. Notwithstanding the aforesaid, the Board of Management may determine that the capital stock shall remain unchanged and that instead, the remaining shares' percentage in the capital stock shall increase as a result of the share recall. In such case, the Board of Management shall be authorized to adjust the number of shares specified in the Articles of Association.

f) The Board of Management may exercise the authorizations granted in paragraphs c) and d) above only with the approval of the Supervisory Board. Moreover, the Supervisory Board may rule that measures contemplated by the Board of Management based on this stockholders' resolution may only be undertaken with the Supervisory Board's approval.

Report of the Board of Management to the Annual Stockholders' Meeting concerning item 7 of the Agenda in accordance with Section 71 paragraph 1 no. 8 sentence 5 AktG in conjunction with Section 186 paragraph 4 sentence 2 AktG

According to Section 71 paragraph 1 no. 8 sentence 5 AktG in conjunction with Section 186 paragraph 4 sentence 2 AktG the Board of Management provides the following written report to the Annual Stockholders' Meeting of the Company convened for May 31, 2006, relating to the resolution proposed in agenda item 7, authorizing the Company to repurchase Company shares and to use these Company shares, including an authorization to exclude the subscription right: The Board of Management and the Supervisory Board propose that the Company be authorized for a limited period of time until November 30, 2007, to repurchase Company shares up to an calculated share of 10% in the existing capital stock of the Company.

This new authorization shall replace the essentially identical authorization for the repurchase of Company shares granted at the Annual Stockholders' Meeting of December 21, 2004, which is set to expire on 19 June 2006. The existing authorization has not been exercised at the time the Stockholders' Meeting is being convened.

At no time may the shares purchased based on the new authorization to be granted, together with Company shares acquired by the Company on another basis and still owned by the Company, exceed 10% of the Company's capital stock at that time. At the time of notification of the Annual Stockholders' Meeting, the Company did not own any Company shares.

When acquiring Company shares, the principle of equal treatment of the stockholders set forth in Section 53 a AktG must be adhered to. This requirement is met by proposing that the shares be acquired solely via the stock exchange.

The shares may be acquired and used for any purpose permitted by law. In particular, the authorization may be exercised for the following purposes:

The Company may also dispose of the purchased Company shares outside of any stock exchange and without an offer directed at all stockholders, provided that the shares are sold for cash and that their price does not fall short substantially, and under no circumstances by more than 5%, of their market value at the time of the sale. This authorization makes use of the simplified exclusion of the subscription right permitted by Section 71 paragraph 1 no. 8 AktG in application of Section 186 paragraph 3 sentence 4 AktG. The idea is primarily to give the Company the opportunity to offer Company shares to institutional investors in the interest of broadening the stockholder base. This authorization may be exercised only up to an amount of 10% of the capital stock, taking into account any new shares issued during the period of validity of the authorization in accordance with Section 186 paragraph 3 sentence 4.

The pecuniary and voting right interests of the stockholders will be adequately safe-guarded in the event of an exclusion of subscription rights in application of Section 186 paragraph 3 sentence 4 AktG. Any concerns about capital dilution are addressed by the stipulation that shares may only be sold at a price that is not substantially lower than the prevailing market price. The final determination of the selling price for Company shares will take place close to the time the shares are sold. In determining the price, the Board of Management will endeavor to minimize any discount to the market price, giving due consider-

ation to current market conditions. The stockholders are protected by the fact that the discount on the market price at the time of the disposal may never exceed 5% of the market price. Moreover, stockholders also have the opportunity to maintain their share in the Company's capital stock by purchasing additional shares on the stock exchange.

In addition, the option to sell any acquired Company shares with an exclusion of the stockholders' subscription right can only be exercised after careful examination by the Board of Management, if this is, in the Board's opinion, in the best interest of the Company and the stockholders. Finally, the Supervisory Board, too, will grant its required approval only if these prerequisites are met.

The authorization is also meant to enable the Company to offer the acquired Company shares in connection with mergers, acquisitions of companies, company divisions or interests in companies as consideration instead of money. This will allow the Company the necessary room for maneuver to be able to respond quickly, flexibly and cash-efficiently to attractive opportunities for mergers and acquisitions of companies, company divisions or interests in companies that would allow the Company to improve its competitive position. In some cases, it may be useful to acquire an interest in exchange for Company shares, for instance if the seller of an acquisition target prefers consideration in the form of shares in the acquiring company. Without the exclusion of the subscription right, it would not be possible to achieve the resulting advantage for the Company and the stockholders. In such a case, the Board of Management will ensure that the stockholders' interests are adequately safeguarded when determining the valuation ratios. In doing so, the Board of Management of LANXESS Aktiengesellschaft will take into account the market price of LANXESS shares. To prevent previously reached negotiation results from being challenged on the grounds of market price fluctuations, a systematic link to a market price is not envisaged.

Finally, the Board of Management is authorized to recall the Company shares it acquires. The recall of shares will automatically result in a capital reduction without requiring any further resolution by the Annual Stockholders' Meeting. Notwithstanding the aforesaid, the Board of Management may also determine that the capital stock shall remain unchanged by the recall and that instead, the remaining shares' percentage in the capital stock shall increase.

***

Upon giving notice of the Annual Stockholders' Meeting, the following documents will be available at the Company's offices (LANXESS Aktiengesellschaft, Law & Intellectual Property Department, Kaiser-Wilhelm-Allee 1, Building K10, Room 3096, 51369 Leverkusen) for inspection by the stockholders, and a copy will be given or sent to each stockholder without any undue delay and free of charge; the documents are also available on the Internet at *www.hauptversammlung.lanxess.com*:

1. Annual Financial Statements, Management Report for the Company, Report of the Supervisory Board, Consolidated Financial Statements, Group Management Report (Agenda Item No. 1)
2. Written report of the Board of Management in accordance with Section 71 paragraph 1 no. 8 sentence 5 AktG in conjunction with Section 186 paragraph 4 sentence 2 AktG concerning the authorization for the acquisition and use of Company shares proposed under agenda item 7 (agenda item 7).

These documents will also be available at the Annual Stockholders' Meeting.

Stockholders' Meeting Attendance

Stockholders are entitled to attend the Stockholders' Meeting and to exercise voting rights if they have furnished proof of their right to attend the Stockholders' Meeting in form of a special confirmation of stockholdings issued in text form by the depositary bank and registered with the Company in text form in German or English no later than 7 days prior to the Stockholders' Meeting, i.e. by Wednesday, May 24, 2006. The confirmation of stockholdings must refer to the beginning of the 21st day prior to the Stockholders' Meeting, i.e. Wednesday, May 10, 2006 at 0:00 hours, and be drawn up in German or English. The confirmation of stockholdings as well as the registration must be received by the Company no later than Wednesday, May 24, 2006, at the following address:

LANXESS Aktiengesellschaft,
c/o Deutsche Bank AG, General Meetings,
60272 Frankfurt/Main
E-mail: WP.HV@Xchanging.com
Fax: (069) 910-86045.

Proxy

Stockholders may appoint an authorized representative, including a bank or stockholders' association, as proxy to exercise their voting rights. Unless a bank or stockholders' association has been appointed as proxy, the proxy must be issued in writing.

The Company is offering its stockholders the opportunity to appoint a Company-nominated proxy who is bound by instructions of the stockholders before the Annual Stockholders' Meeting to exercise their voting rights. Stockholders who wish to appoint Company-nominated proxies, need an admission ticket to the Stockholders' Meeting. To ensure that the admission ticket is received in due time, stockholders should place their order with the depositary bank as early as possible.

If Company-nominated proxies are appointed, they must be given instructions on exercising voting rights. Without such instructions the authorization is invalid. The proxies are required to vote as instructed.

Authorization of, and instructions to the Company-nominated proxies may be given in writing or alternatively, in a manner specified by the Company, electronically via the internet. Detailed information on authorizing and instructing Company-nominated proxies can be found on the admission ticket to the Stockholders' Meeting. Further information concerning voting by proxy is also available on the Internet at *www.hauptversammlung.lanxess.com*.

Counter-Motions and Nominations by Stockholders

Counter-motions and nominations by stockholders concerning a specific agenda item are to be sent along with certification of stock ownership exclusively to:

LANXESS Aktiengesellschaft
Law & Intellectual Property Department
Kaiser-Wilhelm-Allee 1
Building K 10
Room 3096
51369 Leverkusen

Fax: (0214) 30-24806

Counter-motions and nominations submitted by stockholders in due form and received at the above address in due time will be made available promptly on the internet at *www.hauptversammlung.lanxess.com*. Counter-motions and nominations sent to a different address will not be considered.

Leverkusen, April 2006

LANXESS Aktiengesellschaft

The Board of Management